[Total Letterhead]

March 13, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

By electronic file (“Edgar correspondence”).

Attention: Jill S. Davis

Re:	Total S.A.
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 1-10888)

Dear Ms. Davis:

We refer to our submissions to the Staff dated February 5, 2007 and February 21, 2007 (the “February 21, 2007 Letter”), and to our telephone calls with the Staff on January 31, 2007 and March 6, 2007, in and during which Total S.A. (the “Company”) provided information to the Staff on its presentation of certain exploration costs in its Consolidated Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004 in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”), and prospectively.

In the February 21, 2007 Letter, the Company indicated that, effective in 2006 and prospectively, certain exploration costs directly charged to expenses, mainly geological and geophysical costs, that were previously included in Cash Flow Used in Investing Activities are being deducted from Cash Flow from Operating Activities. The amounts presented in the lines “Unsuccessful exploration costs” and “Exploration costs directly charged to expenses” prior to 2006 are no longer being presented separately.

As discussed with the Staff during our March 6, 2007 telephone call, in light of the Company’s belief that the amounts for 2004 and 2005 in question are not material to the Company, and given that the Company’s Consolidated Financial Statements for 2006, including its Consolidated Statement of Cash Flows, were approved on February 13, 2007 by the Board of Directors of the Company as required by French law prior to their publication on February 14, 2007:

(i)	For comparative purposes, the amounts presented in “Unsuccessful exploration costs” and “Exploration costs directly charged to expenses” prior to 2006 have been aggregated, respectively, in “Depreciation, depletion and amortization” and “Intangible assets and property, plant and equipment additions”;

(ii)	The Notes to Consolidated Financial Statements will not include a reconciliation footnote for the years ended December 31, 2006, 2005 and 2004, and subsequently, presenting the kind of information contained in “(viii) Consolidated Statement of Cash Flows” in “Note 4 Summary of Differences Between Accounting Principles Followed by the Company and United States Generally Accepted Accounting Principles” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005; and

(iii)	The explanation in “Note 27 Statement of Cash Flows” proposed in the Company’s February 21, 2007 Letter will not be included in such Note 27.

***

Please direct any questions or comments regarding the above to the undersigned at (011)331.4744.3370 or Richard G. Asthalter of Sullivan & Cromwell LLP or their colleagues listed below.

Very truly yours,

/s/ Dominique Bonsergent

Dominique Bonsergent

cc:	Kevin Stertzel
(Securities and Exchange Commission)

Robert Castaigne
Pierre Lefort
Thierry Reveau de Cyrières
(Total S.A.)

Philippe Diu
(Ernst & Young Audit)

Robert P. Dillon
(KPMG Audit)

Richard G. Asthalter
Lucas H. Carsley
(Sullivan & Cromwell LLP)